Exhibit (a)(1)(G)
Form of Message Regarding Extension of Exchange Offer
     We have decided to extend the Beazer Homes USA, Inc. offer to exchange certain outstanding options and/or stock-settled stock appreciation rights for new restricted stock awards (referred to as the “Exchange Program”). As extended, the Exchange Program for your eligible options and/or stock-settled stock appreciation rights will now expire at 5:00 p.m., Eastern Time, on Friday, September 11, 2009, unless we further extend the Exchange Program. To date, Eligible Awards (as defined in the Offer to Exchange Certain Outstanding Options and Stock-settled Stock Appreciation Rights for New Restricted Stock Awards (referred to as the “Offer to Exchange”)) with respect to an aggregate of 292,969 shares of our common stock, or approximately 94.5% of the total number of shares subject to Eligible Awards, have been submitted for exchange.
     If you would like to participate in the Exchange Program, you must submit your properly completed Election Form via facsimile or e-mail (via PDF or similar imaged document file) on or before 5:00 p.m., Eastern Time, on September 11, 2009 (or such later date if further extended) to Beazer Homes:
•	by facsimile, to (770) 350-4357, Attn: Kate Harris; or

•	by e-mail, to kharris@beazer.com
     Only responses that are complete and actually received by Beazer Homes by the expiration date will be accepted.
     If after your thorough review of the Exchange Program information you have additional procedural questions, you may contact Kate Harris at Beazer Homes via e-mail at kharris@beazer.com or call (770) 829-3719. No one from Beazer Homes is, or will be, authorized to provide you with advice or recommendations as to whether you should elect to exchange or refrain from exchanging your Eligible Awards.
     This notice does not constitute the Offer to Exchange. The full terms of the Exchange Program are described in (1) the Offer to Exchange; (2) the Election Form; and (3) the Withdrawal Form. You also may access these documents through the SEC’s website at www.sec.gov.